UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41524
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Rentokil Initial plc
(Registrant’s name)
___________________________________

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)
_____________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Half-year Financial Report dated 30 July 2026

RENTOKIL INITIAL PLC (FTSE: RTO / NYSE: RTO) 2026
INTERIM RESULTS
Issued: 30 July 2026

“BUILDING THE PLATFORM FOR SUSTAINABLE ORGANIC GROWTH:

FOCUS ON THE CUSTOMER, SALES AND OPERATIONAL EXCELLENCE, AND BUSINESS SIMPLIFICATION”

“Since joining four months ago I have spent much of my time in the field, talking with our technicians, sales teams and branch management, and listening to our customers. I want to extend my thanks to all colleagues for their warm welcome and continued dedication showing up for our customers every single day.

“From these interactions, it is clear we have a strong right to win. We are a scale player with leading market positions in many of the countries where we operate. We have category-defining brands represented by a proud, experienced and long-tenured front line. However, we are not yet delivering on our growth potential, leaving significant opportunities to improve. Moving forward we will focus on three key priorities to drive sustainable organic growth.

“First, we will intensify our focus on the customer, putting them at the centre of every decision we make. Improving the experience through the customer lifetime journey will increase customer satisfaction and drive both sales and retention.

“Second, we must deliver sales and operational excellence through standardisation of our branch operating model and consistent execution.

“Third, we have to simplify our business. We have an overly complex operating model, spanning 90 countries and multiple service lines, that does not prioritise our highest opportunity markets and business lines sufficiently. We must also further optimise the cost base to improve margins and generate fuel for growth.

“Underpinning these priorities will be enabling our frontline. They are our brand and when they are engaged and feel valued, they go the extra mile. We need to make it easier for them to do what they do best - take care of our customers.

“We have started to progress these priorities with a focus on North America where we have strengthened the leadership team, taken steps to establish a regional head office and training centre, and begun to standardise the operating model to include the planned segmentation of Commercial and Residential.

“Achieving our potential will require disciplined reinvestment primarily back into the North America business which we will fully self-fund through cost savings. Our focus is driving volume growth over short-term margin expansion and this targeted redeployment of resources will enable us, over time, to accelerate organic growth, improve margins and free cash flow and deliver on the clear opportunity for shareholder value creation.

"I am encouraged by our interim results. Our financial performance was good with 3.6% Organic Revenue Growth, 6.6% Operating Profit Growth and 96% Free Cash Flow Conversion. International Organic Revenue Growth accelerated in Q2 and North America Residential revenues, where our recent focus has been, grew solidly through the half. Slower Q2 growth primarily related to Commercial, where we will intensify our focus. Looking forward, we have seen some weakness in North America Residential lead flow towards the end of Q2 and into July, however we still expect to deliver FY 2026 profit in line with current market expectations."

Mike Duffy, Chief Executive of Rentokil Initial plc

INTERIM RESULTS

Financial Results Continuing Operations Six months to 30 June 2026		Adjusted Results1				Statutory Results
$m	H1 2026 $m	H1 2025 $m	Change (reported) %	Change (constant currency) %	H1 2026 $m	H1 2025 $m	Change (reported) %	Change (constant currency) %
Revenue	3,589	3,364	6.7%	4.5%	3,589	3,364	6.7%	4.5%
EBITDA	745	686	8.6%
Operating Profit	556	511	8.8%	6.6%	349	304	14.8%	11.5%
Operating Profit margin	15.5%	15.2%	0.3%pts	0.3%pts	9.7%	9.0%	0.7%pts	0.6%pts
Profit before Tax	459	418	9.8%	7.8%	263	216	21.8%	18.4%
Free Cash Flow	318	282	12.8%
Basic EPS	13.50c	12.46c	8.3%		7.76c	6.49c	19.6%
Dividend Per Share	4.48c	4.15c	8.0%
Net debt	3,575	4,220
Net debt:EBITDA	2.4x	2.8x

Organic Revenue Growth1	Q1	Q2	H1
Group	3.4%	3.8%	3.6%
North America	3.9%	3.6%	3.7%
● Pest Control Services	2.8%	2.4%	2.6%
● Business Services	12.7%	9.1%	10.6%
International	2.7%	4.2%	3.5%

Financial Highlights

●
H126 Group Organic Revenue Growth1 of 3.6%, with improving performance in Q2.
●
Q2 Group Organic Revenue Growth1 of 3.8% including 3.6% in North America and 4.2% in International.
●
Group Adjusted Operating Profit1 up 6.6%, benefiting from 10.2% growth in North America as we continue to deliver on our cost efficiency programme. Group Adjusted Operating Margin1 of 15.5%, up 0.3%pts.
●
Free Cash Flow1 of $318m, up 12.8%, with Free Cash Flow Conversion of 96%, reflects continued disciplined working capital management and control of capital expenditure, leaving us on track to deliver a full year conversion rate in line with guidance of above 80%.
●
Additional provision for termite damage claims of $47m. After $46m of cash settled claims in H126, closing provision of $392m (FY25: $384m). Current estimate for 2026 cash outflow of $115m-$125m.
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North America transformation costs of $38m, with cumulative gross savings delivered in the first half of $45m and net savings after investment of $28m. International transformation costs of $9m.
●
Net debt to Adjusted EBITDA1 ratio reduced to 2.4x, now within our stated target range of 2-2.5x for the first time since the Terminix acquisition (FY25: 2.6x). There was a negligible foreign exchange impact on translation of period-end net debt.
●
Interim dividend of 4.48 cents per share, up 8.0%.

Operational Highlights

North America - trading and growth initiatives
●
H126 North America Organic Revenue Growth of 3.7% including 3.6% in Q2 after 3.9% in Q1.
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H126 North America Business Services Organic Revenue Growth of 10.6%. Q2 growth of 9.1% moderated as expected from 12.7% growth in Q1. Growth supported by seasonal demand in product distribution and a good contribution from new business wins in brand standards.
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H126 North America Pest Control Services Organic Revenue Growth of 2.6%, including 2.8% in Q1 and 2.4% in Q2. Residential revenues grew solidly through the half, with acceleration in core Pest Control moderated by slower growth in Termite revenues in Q2. Commercial revenues grew more slowly through the half, with slower growth in Q2 driven by National Accounts.
●
The strategy to invest in more branches and brands brings us closer to the customer and is driving good growth in lead flow with 6% growth in Residential leads in H1, with a strong return on investment in regional brands.
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Roll out of the 70 further smaller, local branches planned for 2026 now complete, focused on serving higher household income areas.
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Pricing remains ahead of inflation, supported by local rate card optimisation and customer segmentation.
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Successful roll-out of Branch 360 ‘single pane of glass’ with good branch manager feedback. Branch 360 is our proprietary software consolidating multiple systems into a single reporting, insights and action platform delivering consistent and easily accessible KPIs to enable branch managers to drive improved performance.
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North America customer retention of 80.7% (H125: 80.5%) is up 0.2%pts year-on-year due to good progress in Residential retention, supported by continued improvement in multiple service metrics, rising autopay penetration and increasing impact of the customer saves team.
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North America colleague retention improved to 82.7% (H125: 80.7%).
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Launched our leading connected device solution, PestConnect, in the US, further differentiating our Commercial offer, with over 12,000 devices now deployed at 245 sites. Encouragingly, two of our largest PestConnect customer sites are now in the US and PestOptix camera trials are being completed with a number of customers.

North America – cost efficiency programme
●
North America cost efficiency initiatives continue on track. Cumulative first half gross savings of $45m have been delivered with net savings of $28m after reinvestment. Annualised gross savings run rate now c.$90m.
●
We are making good progress on improving operating margins, with our North America Pest Control Services business delivering a 19.7% Adjusted Operating Profit margin in H1. The faster growth of lower margin Business Services is holding back overall North America margin delivery.

International
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H126 Organic Revenue Growth of 3.5% converted into Adjusted Operating Profit Growth of 4.3% with Adjusted Operating Profit margin of 19.1%, down 0.1%pts year-on-year.
●
Q2 Organic Revenue Growth of 4.2%, after 2.7% in Q1. The improvement in Q2 has primarily come from International Pest Control, improving from 2.8% in Q1 to 5.4% in Q2, with good volumes and a strong demand and pricing environment across the UK, Southern Europe, Indonesia and India.
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International customer retention of 86.1% (H125: 85.2%) is up 0.1%pts compared to Q1 due to proactive account management initiatives across the region.
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As we continue to assess further cost efficiency opportunities across our International businesses, we have made progress with initial outsourcing and simplification programmes incurring transformation costs of $9m.
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During the half we disposed of our Benelux specialist hygiene business, representing revenues of c.$9m, simplifying our regional footprint and increasing focus on core services.

M&A
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14 businesses with revenues of c.$26m in the year prior to purchase were acquired for $37m. M&A remains a core strategy for growth to build density through bolt-on acquisitions. We now expect to spend around $120m in 2026 with a disciplined approach focused on delivering value in our highest opportunity markets and segments.

2026 Outlook unchanged
●
We have seen some weakness in North America Residential lead flow towards the end of Q2 and into July, however we still expect to deliver FY 2026 profit in line with current market expectations.

CHIEF EXECUTIVE’S INTERIM STATEMENT

Our Strengths
After four months in the role, I have seen first-hand the strong structural growth opportunities for our industry, and our distinctive strengths that give us the right to win.
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We are a global leader in the high-growth Pest category, and we are a leader in the provision of Hygiene & Wellbeing services across our International markets, with both categories benefiting from favourable tailwinds.
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We are a scale player with strong national branch networks in many of the countries where we operate.

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We have category-defining brands complemented by a portfolio of trusted regional and local brands, supporting long-standing customer relationships.
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Our scale has enabled investment to differentiate ourselves from the competition, such as our:
º
Highly-experienced and long-tenured frontline organisation.
º
Industry-leading capabilities such as the PestConnect remote monitoring platform.

Our Opportunities
We are not delivering on our growth potential in many of the markets we operate in, nor adequately benefiting from our scale. In North America, the changes made last year to retain more brands and add smaller, local branches added customer proximity and delivered higher penetration of market demand. Combined with changes to digital marketing this has improved lead flow, but there is more to do to address the underperformance of organic revenue growth. I have three key priorities to unlock better performance.

1.
Focus on the customer
●
Great service organisations put the frontline and customers first. We must enable our frontline to delight our customers and improve the customer experience across all touchpoints of the customer journey.
●
We are revisiting operating KPIs to ensure greater customer focus and clearer accountabilities, together with a continued focus on enhancing data and systems to improve consistency of performance.
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In North America, further actions are being taken to improve customer satisfaction and retention:
º
Residential retention is benefiting from improved service quality in the field, investment in our customer saves team and autopay enrolment campaigns.
º
Commercial and National Accounts retention needs more focus with a number of initiatives to be executed in H2 including replicating the successful Residential customer saves team.

2.
Sales and operational excellence
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Faster growth will be unlocked by better execution of commercial levers across the customer lifecycle from acquire through to convert, retain, price and upsell.
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There is a significant opportunity to drive greater standardisation in our branch operating model, delivering operational excellence consistently across the branch network.
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For North America, the changes made to digital marketing through 2025 continue to yield healthy growth in lead flow, but higher conversion rates are an opportunity. We have taken recent actions to improve this:
º
Addition of lead co-ordinator roles to improve backlog management and customer responsiveness via faster scheduling.
ª
Introduction of a National Accounts sales commission plan for technicians.

●
We will separate leadership of our US Residential and Commercial businesses, recognising their different needs. This will reduce operational complexity, ensure we have the right sales and commercial capabilities to maximise revenue opportunities and enhance our focus on meeting the unique, specialised needs of both Residential and Commercial customers. Improving Commercial growth is a substantial opportunity and we have already:
º
Invested in Commercial leadership roles at a regional level and established a dedicated team accountable for growth.
º
Launched our proprietary digital pest management network, PestConnect, with early success. There are now over 12,000 devices deployed at 245 sites.

3.
Business simplification
●
We are an overly complex global organisation operating in 90 countries but with 93% of operating profit from our top 20 countries. We will simplify the portfolio to focus resources on high growth markets and categories where we can deliver industry-leading operating margins and returns.
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There is a clear opportunity to simplify the business through a streamlined global operating model and harmonisation of our core systems and processes for scalable growth.
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We have made excellent progress on our cost efficiency programme in North America with the annualised gross savings run rate now at c.$90m. This has delivered growth in margins in our North America Pest Control Services business from 18.3% in 2024 to 19.7% in H1 2026.
●
There are further significant opportunities to optimise the cost base, taking the success of our initiatives in North America and applying them globally. This will enable us to generate sufficient fuel to self-fund reinvestment in growth resources, primarily into North America. These efforts will be led by a new role on the Executive Leadership Team - Group Chief Transformation Officer.
●
This redeployment of resources into North America, with a focus on driving volume growth over short-term margin expansion, means we are retiring our North America margin target of 20% in 2027. I am confident through this targeted redeployment we will, over time, accelerate organic growth and improve margins.

Building the platform for sustainable growth

The focus for the rest of the year is to continue to prioritise improving performance in North America Pest Control Services. We have been moving at pace to strengthen leadership and take actions to improve growth and standardise our operating model. We are establishing a North America head office and training centre in Dallas, Texas, which will help build a cohesive leadership team, accelerate the speed of decision making and ensure tight alignment of priorities.

We have filled key leadership roles. Rafa Carrasco joins on 3 August 2026 to lead our business in North America. Rafa has an impressive track record of leadership in large-scale field and route-based service industries serving both commercial and residential customers. Following this, we have appointed a new Chief Marketing Officer for North America, Famous Rhodes, who joined the business in July from Apex Service Partners, America’s largest national home services platform.

We are building a roadmap for the future centred on sustainably accelerating organic growth across the Group, as the key driver of long-term shareholder value creation. We continue to believe in our ability to increase Group margins as further cost optimisation globally will provide the fuel to invest for growth. We will return with more detailed plans at our FY26 results in February 2027.

Enquiries:

Investors / Analysts:	Heather Wood Jamie Lewis	Rentokil Initial plc Rentokil Initial plc	+44 7808 098793 +44 7341 071944
Media:	Malcolm Padley	Rentokil Initial plc	+44 7788 978199

A management presentation and Q&A for investors and analysts will be held virtually today, 30 July 2026 at 9.30am (UK time). Dial-in details will be provided on the website  (https://www.rentokil-initial.com/investors.aspx). A recording will be made available following the conclusion of the presentation.

Notes

 1. Non-IFRS measures – This statement includes certain financial performance measures which are not measures defined under International Financial Reporting Standards (IFRS). These measures include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Effective Tax Rate and Organic Revenue. Management believes these measures provide valuable additional information for users of the financial statements to aid better understanding of the underlying trading performance. Adjusted Operating Profit, Adjusted Profit Before/After Tax and Adjusted EBITDA exclude certain items that could distort the underlying trading performance of the business. An explanation of all the above non-IFRS measures used along with reconciliation to the nearest IFRS measures is provided in Use of Non-IFRS measures in the financial statements.

SUMMARY OF FINANCIAL RESULTS

 Regional Performance

		Revenue			Adjusted Operating Profit
	H1 2026 $m	H1 2025 $m	Change (constant currency) %	Organic Revenue Growth %	H1 2026 $m	H1 2025 $m	Change (constant currency) %
North America
Pest Control	2,133	2,044	4.3%	3.8%	385	348	10.3%
Hygiene & Wellbeing	64	62	3.5%	2.4%	8	8	6.6%
	2,197	2,106	4.2%	3.7%	393	356	10.2%
International
Pest Control	835	749	6.0%	4.1%	169	153	5.5%
Hygiene & Wellbeing	557	509	3.6%	2.6%	97	89	2.3%
	1,392	1,258	5.0%	3.5%	266	242	4.3%
Central1					(103)	(85)	(16.9)%
Restructuring costs					-	(2)	100.0%
Total	3,589	3,364	4.5%	3.6%	556	511	6.6%

1.
H1 2025 central revenue of $7m was allocated to International Pest Control ($2m) and Hygiene & Wellbeing ($5m).

REGIONAL PERFORMANCE REVIEW

North America

	H1 2026 $m	H1 2025 $m	Change (reported) %	Change (constant currency) %	Organic Revenue Growth
Revenue	2,197	2,106	4.3%	4.2%	3.7%
Pest Control	2,133	2,044	4.4%	4.3%	3.8%
Hygiene & Wellbeing	64	62	3.2%	3.5%	2.4%
Operating Profit	246	183	34.4%	34.1%
Adjusted Operating Profit	393	356	10.4%	10.2%
Pest Control	385	348	10.6%	10.3%
Hygiene & Wellbeing	8	8	0.0%	6.6%
Adjusted Operating Margin	17.9%	16.9%	1.0%pts	1.0%pts
Pest Control	18.0%	17.0%	1.0%pts	1.0%pts
Hygiene & Wellbeing	12.5%	12.9%	(0.4)%pts	0.4%pts

North America Pest Control	H1 2026 $m	H1 2025 $m	Change (reported) %	Change (constant currency) %	Organic Revenue Growth
Revenue	2,133	2,044	4.4%	4.3%	3.8%
Pest Control Services	1,794	1,738	3.2%	3.1%	2.6%
Business Services	339	306	10.8%	10.6%	10.6%
Adjusted Operating Profit	385	348	10.6%	10.3%
Pest Control Services	353	321	10.0%	9.6%
Business Services	32	27	18.5%	17.9%
Adjusted Operating Profit Margin	18.0%	17.0%	1.0%pts	1.0%pts
Pest Control Services	19.7%	18.5%	1.2%pts	1.2%pts
Business Services	9.4%	8.8%	0.6%pts	0.6%pts

Organic Revenue Growth	Q1	Q2	H1
North America	3.9%	3.6%	3.7%
North America Pest Control Services	2.8%	2.4%	2.6%
North America Business Services	12.7%	9.1%	10.6%

H1 2026 Performance

Half year Revenue was up 4.2% to $2,197m, with Organic Revenue Growth up 3.7% including 3.8% in Pest Control and 2.4% in Hygiene & Wellbeing.

North America Pest Control Services delivered revenue growth of 3.1%, with 2.6% growth in contract revenues and 5.7% growth in jobbing revenues. Growth in contract revenues was 2.3% in Q2 compared to 3.0% in Q1, and jobbing revenues delivered 5.5% growth in Q2 compared to 6.1% in Q1.

Organic Revenue Growth in North America Pest Control Services of 2.4% in Q2 from 2.8% in Q1 reflects solid growth in total Residential revenues through the half as the initiatives in place to drive Residential lead flow delivered lead flow growth of 6%. An acceleration in core Pest Control revenues was moderated by slower growth in Termite revenues in Q2. Commercial revenues grew more slowly through the half, with slower growth in Q2 from National Accounts.

We have made good progress against our strategic initiatives laid out at the start of 2026 to invest in customer proximity through more brands and more branches, and in improved data leading to faster, higher-quality insights.

●
We have been investing behind a broader suite of national, regional and powerful local brands, with a good return on investment. Terminix top-of-mind awareness and unaided awareness are up 3%pts in the 12 months to April 2026 and Residential lead flow for regional brands was up double-digit in the first half.
●
We have opened an additional 70 smaller, local branches, taking the total to around 220, building further customer proximity, community presence and market demand penetration. We have targeted higher household income areas for these branches.
●
The roll-out of our integrated Branch 360 proprietary software, consolidating multiple systems into a single reporting, insights and action platform accessed through a unified branch BI (Business Intelligence) scorecard has been well-received. The dashboard is delivering an enhanced user experience with consistent, easily accessible KPIs and management information driving improved, faster decision-making for branch managers.

North America Business Services had a strong start to 2026 with Organic Revenue Growth of 12.7% in Q1 and 9.1% in Q2, supported by seasonal demand in product distribution and a good contribution from new business wins in brand standards.

Adjusted Operating Profit increased by 10.2% to $393m. Within North America Pest Control, Adjusted Operating Profit in Pest Control Services grew 9.6%, taking margins to 19.7%, up 1.2%pts. Adjusted Operating Profit in North America Business Services grew 17.9%, taking margins to 9.4%, up 0.6%pts. The faster growing areas within Business Services are lower margin, which is diluting overall profit margins within North America, which grew 1%pt to 17.9%.

We have made strong progress on our cost efficiency programme in North America. Cumulative gross savings of $45m have now been delivered, $28m net of reinvestment, with an annualised gross savings run rate of c.$90m.

Colleague retention increased to 82.7% (H125: 80.7%), improving for both sales and service colleagues.

Customer retention improved to 80.7% (H125: 80.5%). Growth was strongest in the Residential business, benefiting from Drive to 85 initiatives such as the continued roll-out of autopay to remove billing friction and the investment in the customer saves team.

Bolt-on M&A activity continued, with 2 acquisitions completed with combined revenues of c.$1m in the year prior to purchase. We continue to selectively pursue high quality M&A assets in the North America region.

International

	H1 2026 $m	H1 2025 $m	Change (reported) %	Change (constant currency) %	Organic Revenue Growth
Revenue	1,392	1,258	10.7%	5.0%	3.5%
Operating Profit	222	214	3.7%	(1.9)%
Adjusted Operating Profit	266	242	9.9%	4.3%
Adjusted Operating Margin	19.1%	19.2%	(0.1%)pts	(0.1%)pts

Organic Revenue Growth	Q1	Q2	H1
International	2.7%	4.2%	3.5%

H1 2026 Performance Revenue

Revenue was up 5.0% to $1,392m, with Organic Revenue up 3.5%. Performance improved in Q2, with Organic Revenue Growth of 4.2% (Q1: 2.7%) supported by an acceleration in International Pest Control Organic Revenue Growth to over 5% in Q2.

Europe delivered strong growth through the quarter across key markets of Spain, Portugal and Italy, supported by price increases and a good performance on jobbing revenues.

In the UK, the core pest business is performing well with mid-single digit Organic Revenue Growth. Overall performance was held back by more challenging trading conditions for property services and DCUK, our asbestos removal business, due to softness in overall housing demand and deferral of spending on more discretionary projects.

In Asia, we saw strong growth in India and Indonesia driven by good demand boosting contract sales. Both the Middle East and the Pacific regions returned to modest growth in Q2. In the Pacific, solid demand drove up gross sales, which combined with a strong performance on retention, delivered good growth in the core Pest business, with overall results held back by strong comparatives in Rural and Track Spray. Excluding these businesses, International Organic Revenue Growth would have been 3.8%.

Profit

Adjusted Operating Profit in our International region increased by 4.3% to $266m, broadly in line with revenue growth. Adjusted Operating Margin was 19.1%, down 0.1%pts year-on-year. Statutory Operating Profit was $222m, up 3.7% year-on-year (H125: $214m).

Adjusted Operating Profit growth in Asia and MENAT benefited from good growth in volume-driven revenues in our largest markets of India, Indonesia and Malaysia. Operating Profit growth in the UK benefited from strong Organic Revenue Growth in the higher margin Pest business and disciplined cost control. Europe profit margins were broadly flat year-on-year as good pricing and cost efficiency measures offset inflation. Within the Pacific region, operating profit declined due to the shortfall in Rural and Track Spray revenue in the Pest business.

Colleague retention of 90.6% was up on last year (H125: 90.4%) supported by service colleague retention.

Customer retention improved to 86.1% (H125: 85.2%) benefiting from a number of initiatives across the region including improved focus on structured and proactive customer account management across Europe, Asia and the Pacific.

The International region acquired 12 businesses with total revenues in the year prior to purchase of c.$25m.

CATEGORY PERFORMANCE REVIEW

Pest Control

	H1 2026 $m	H1 2025 $m	Change (reported) %	Change (constant currency) %	Organic Revenue Growth
Revenue	2,968	2,793	6.3%	4.8%	3.9%
Operating Profit	362	299	21.1%	18.2%
Adjusted Operating Profit	554	501	10.6%	8.8%
Adjusted Operating Margin	18.7%	17.9%	0.8%pts	0.7%pts

Organic Revenue Growth	Q1	Q2	H1
Pest Control	3.7%	4.0%	3.9%

Our Pest Control business is one of the leading operators in the US, the world’s biggest pest control market, and the largest operator in the world overall, providing services in around 90 markets. We are a leading global player in a resilient and non-cyclical industry characterised by long-term structural growth drivers. Over the past 10 years the global pest control market has grown from a value of $15.4bn in 2015 to $29.0bn in 2025 at a CAGR of 6.6%. Industry forecasts for the next 10 years deliver a CAGR of 6.2%, with the value of the global market expected to reach around
$50bn by 2034.

H1 2026 Performance

Pest Control Revenue increased by 4.8% to $2,968m (H125: $2,793m), with Organic Revenue Growth of 3.9%.

Within North America, good revenue growth of 4.3% (3.8% Organic) included 3.1% in Pest Control Services (2.6% Organic) and 10.6% in Business Services (10.6% Organic). Pest Control Services growth benefited from a good performance from Residential revenues through the half, with overall growth impacted by Commercial revenues growing more slowly, particularly in Q2 impacted by revenues from National Account customers.

North America Business Services had a strong start to 2026 with Organic Revenue Growth of 12.7% in Q1 and 9.1% in Q2, supported by strong seasonal demand in product distribution and a good contribution from new business wins in brand standards.

Within International, good revenue growth of 6.0% (4.1% Organic) included 7.1% growth in contract revenue and 3.8% growth in jobbing revenues. Overall growth was held back by an Organic Revenue decline in the Pacific region due to strong comparatives in Rural and Track Spray. Excluding these businesses, Organic Revenue Growth in International Pest Control was 4.7%, including 5.7% in Q2, with Europe, the UK and Asia all performing well.

Adjusted Operating Profit increased by 10.6% to $554m (H125: $501m) and by 8.8% at constant currency, with Adjusted Operating Profit Margin increasing to 18.7% (H125: 17.9%). Statutory Operating Profit increased by 21.1% to
$362m (H125: $299m).

Pest Control represented 83% of Group Revenue and 84% of Group Adjusted Operating Profit.

We acquired 9 Pest Control businesses in the period with revenues in the year prior to acquisition of c.$10m.

Hygiene & Wellbeing

	H1 2026 $m	H1 2025 $m	Change (reported) %	Change (constant currency) %	Organic Revenue Growth
Revenue	621	571	8.8%	3.6%	2.6%
Operating Profit	106	98	8.2%	2.6%
Adjusted Operating Profit	105	97	8.2%	2.6%
Adjusted Operating Margin	16.9%	17.0%	(0.1%)pts	(0.2%)pts

Organic Revenue Growth	Q1	Q2	H1
Hygiene & Wellbeing	2.1%	3.0%	2.6%

Rentokil Initial is a leader in the provision of hygiene and wellbeing services, operating in around 70 markets around the world. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products and digital hygiene services. In addition to core washroom hygiene, we deliver specialist services outside the washroom such as premium scenting, plants, air quality monitoring, green walls and specialist waste collection services.

H1 2026 Performance

Hygiene & Wellbeing Revenue increased by 8.8% to $621m (H125: $571m) and by 3.6% at constant currency, with Organic Revenue Growth of 2.6%. Growth was driven principally by key markets in Europe and the Pacific, with the UK performance impacted by some caution on spending on discretionary projects in DCUK, our asbestos removal business. Excluding DCUK, Hygiene & Wellbeing Organic Revenue Growth was 3.2%. The stronger growth in Q2 (3.0%) from Q1 (2.1%) benefited from improved jobbing demand for Ambius in North America following the weakness in construction-related work in Q1.

Adjusted Operating Profit increased by 8.2% to $105m (H125: $97m) and by 2.6% at constant currency, broadly in line with revenue growth. Adjusted Operating Margin was broadly flat at 16.9% (H125: 17.0%). The profit performance reflected the benefit of pricing and productivity initiatives, alongside continued cost discipline. Statutory Operating Profit increased by 8.2% to $106m (H125: $98m).

For H126, Hygiene & Wellbeing represented 17% of Group Revenue and 16% of Group Adjusted Operating Profit. We acquired 5 Hygiene & Wellbeing businesses in the period with revenues of c.$16m in the year prior to acquisition.

Good contributions from bolt-on M&A

In the first half of 2026, we acquired 14 businesses, comprising 9 in Pest Control and 5 in Hygiene & Wellbeing for a total consideration of $37m, with revenues of c.$26m in the year prior to purchase. We added 2 new businesses in North America during the period with revenues of $1m in the year prior to purchase, and 12 businesses in our International region with revenues of c.$25m in the year prior to purchase.

M&A remains a core strategy for growth to build density through bolt-on acquisitions. We now expect to spend around

$120m in 2026 with a disciplined approach focused on delivering value in our highest opportunity markets and segment

Innovation and Technology

We continue to leverage the benefits of our scale and expertise to invest in data, innovation and technology.

Our innovation strategy continues to drive market differentiation and customer value, anchored by the success of our connected product range. During the first half, our PestConnect footprint continued to expand, reaching c.660,000 devices now operating across c.40,000 customer sites. This has been bolstered by the launch in the US, including our largest single site deployment.

In H1 we launched the T-Rex rat trap in the US, a powerful new device offering industry-leading effectiveness and 24/7 connected monitoring. In Hygiene, we introduced the new Signature Inclusive Sanitary Bin in the UK, which supports inclusivity with a larger waste tray for bulkier incontinence products in line with our washroom dignity for all campaign.

In 2025, we successfully launched our in-house AI Platform (“RAT-GPT”), prioritising AI agent development to support growth and efficiency. This included a pilot of a new lead prioritisation tool in France which prioritises leads based on factors such as likelihood to convert, sales value and future customer value. Following the success of this pilot, the tool is being adapted for different markets including Portugal and Switzerland, and has recently been piloted in North America, successfully identifying and servicing high priority leads faster.

FINANCIAL REVIEW

Financial review for continuing operations for the six months ended 30 June 2026

6 months ended 30 June 2026	H1 2026 Statutory $m	Amortisation and impairment of intangible assets2	One-off and Adjusting items $m	H1 2026 Adjusted $m	H1 2025 Adjusted $m	Change (Reported) %
Revenue
North America	2,197			2,197	2,106	4.3%
International	1,392			1,392	1,258	10.7%
Total Revenue	3,589			3,589	3,364	6.7%
Analysed as:
Pest Control	2,968			2,968	2,793	6.3%
Hygiene & Wellbeing	621			621	571	8.8%
Operating Profit
North America	246	62	85	393	356	10.4%
International1	222	28	16	266	242	9.9%
Central & Restructuring costs	(119)	7	9	(103)	(87)	18.4%
Total Operating profit	349	97	110	556	511	8.8%
Analysed as:
Pest Control	362	87	105	554	501	10.6%
Hygiene & Wellbeing	106	3	(4)	105	97	8.2%
Central & Restructuring costs	(119)	7	9	(103)	(87)	18.4%
Finance income	43		(17)	26	12	116.7%
Finance expense	(134)		6	(128)	(110)	(16.4%)
Associates, net of tax	5			5	5	-
Profit before tax	263	97	99	459	418	9.8%
Income tax expense	(67)		(51)	(118)	(104)	(13.5%)
Profit from continuing operations	196	97	48	341	314	8.6%
Weighted average shares in issue (m)	2,526			2,526	2,522
Basic Earnings per Share (cents)	7.76			13.50	12.46	8.3%
1.
International adjusting items includes profit on disposal of businesses of $2m (2025: $nil).
2.
Excluding computer software.

Group Revenue and Profit highlights

Group Revenue increased 6.7% to $3,589m, up 4.5% at constant currency, with 3.6% Organic Revenue Growth. North America Revenue growth was 4.3%, up 4.2% at constant currency, with 3.7% Organic Revenue Growth. The International business grew Revenue 10.7% for the half year, up 5.0% at constant currency with 3.5% Organic Revenue Growth.
Group Adjusted Operating Profit grew 8.8% to $556m, up 6.6% at constant currency, with 10.4% growth in North America (10.2% growth at constant currency) and 9.9% growth in International (4.3% growth at constant currency). After a $4m increase in Adjusted Interest, Adjusted Profit Before Tax increased 9.8% to $459m. Adjusted Basic Earnings Per Share increased 8.3% to 13.50 cents.

Central and restructuring costs

Central and restructuring costs within Adjusted Operating Profit of $103m were up 14.2% at constant currency (18.4% reported) as a result of inflationary increases and increased investment in our proprietary digital applications and technology.

One-off and adjusting items

One-off and adjusting items of $112m are primarily made up of transformation costs and the movement in the legacy termite provision.

Transformation costs

We are focused on business simplification and cost efficiency.

In North America we have made good progress delivering on our cost efficiency programme, with a number of initiatives underway including use of outsourcing and Global Capability Centres for back-office roles. These initiatives have now delivered $45m in cumulative savings, with an annualised run rate of c.$90m. In the first half, we incurred one-time costs to achieve these savings of $38m (H125: $30m). We currently expect further one-time costs in 2026 in the region of $32m.

In International, there are further cost efficiency opportunities. In the first half we incurred $9m costs in relation to initial outsourcing and simplification programmes in our International business.

Legacy termite warranty obligations

During the first half, the total termite provision increased by $8m to a total of $392m (FY25: $384m). Within this, the legacy termite provision increased by $6m to $364m (FY25: $358m). This net movement reflects $44m in additional provisions, driven by the settlement of higher-than-average cost non-litigated claims in the non-Gulf region and settlement of a small number of the larger, litigated complex Commercial cases at higher average costs than the historical average. Other movements included a $6m discount unwind and provision utilisation of $43m reflecting cash outflows for settled claims.

To actively manage long-term financial exposure, the Group is strategically prioritising the resolution of high-value, non-litigated claims, particularly with aged and Commercial customers with the intention of reducing future litigation.

Interest

Adjusted interest of $102m (H125: $98m) includes a $13m increase in net finance income due to interest on higher bank balances. There was an offsetting $31m increase in finance costs due to higher levels of and a higher average cost of bond debt, mitigated by $11m in reduced overdraft costs.

Tax

The income tax charge for the period at actual exchange rates was $67m on the reported Profit Before Tax of $263m, giving an effective tax rate (ETR) of 25.5% (H125: 24.2%). The Group’s ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for H126 was 25.7% (H125: 25.0%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (H125: 25.2%).

Cash flow

$m at actual exchange rates
	H1 2026 $m	H1 2025 $m	Change $m
Statutory operating profit	349	304	45
Add back:
One-off and adjusting items	112	110	2
Profit on disposal of businesses	(2)	-	(2)
Amortisation and impairment of intangible assets	97	97	-
Adjusted operating profit	556	511	45
Depreciation	172	158	14
Other	17	17	-
Adjusted EBITDA as reported	745	686	59
One-off and adjusting items (non-cash)	11	13	(2)
Working capital	(54)	(51)	(3)
Movement on provisions	(44)	(39)	(5)
Capex - additions	(90)	(89)	(1)
Disposals - PPE	4	1	3
Capital element of lease payments	(94)	(90)	(4)
Interest	(110)	(106)	(4)
Tax	(50)	(43)	(7)
Free Cash Flow - continuing operations	318	282	36
Free Cash Flow - discontinued operations	-	6	(6)
Free Cash Flow	318	288	30
Acquisitions	(39)	(70)	31
Disposal of companies and businesses	3	-	3
Dividends	(208)	(198)	(10)
Cash impact of one-off and adjusting items	(70)	(48)	(22)
IFRS 16 liability movement	15	5	10
Net debt acquired	(3)	-	(3)
Bond interest accrual	20	16	4
Foreign exchange translation and other items	39	(196)	235
Decrease/(increase) in net debt	75	(203)	278
Opening net debt	(3,650)	(4,017)	367
Closing net debt	(3,575)	(4,220)	645

Cash Flow

Cash generation remains a key focus, supported by continued discipline in operational cash conversion and working capital management.

Free Cash Flow from continuing operations increased 12.8% to $318m (H125: $282m), with the improvement driven principally by higher profits. Free Cash Flow was $318m (H125: $288m), $30m higher year-on-year.

Free Cash Flow Conversion of 96% exceeded our guidance as a result of continued disciplined working capital management and control of capital expenditure.

The Group had a $54m working capital outflow in the first half (H125: $51m outflow). Movements on provisions totalled

$44m (H125: $39m), including the cash element of legacy termite payments of $46m, down $6m year-on-year. Capital expenditure additions were $90m (H125: $89m). The capital element of lease payments were $94m (H125: $90m). Cash interest payments were $110m, up $4m year-on-year and cash tax payments were $7m higher year-on-year at
$50m.

With respect to free cash flow utilisation, after cash spend on current and prior year acquisitions of $39m (down on the

$70m spent in H1 2025), dividend payments of $208m and the cash impact of one-off and adjusting items of $70m, net debt reduced by $75m to $3,575m.

Funding

As at 30 June 2026, the Group had liquidity headroom of $2.5bn, including $1bn of undrawn revolving credit facilities, with a maturity date of October 2029. The Net Debt to Adjusted EBITDA ratio was 2.4x at 30 June 2026 (31 December 2025: 2.6x).

Dividend

The Board is recommending an interim dividend of 4.48 cents per share, up 8.0% year-on-year, in line with the Company’s progressive dividend policy. The dividend is first determined in US dollars and the sterling amount will be announced on 27 August 2026 using the average of the market exchange rates for the three working days commencing 24 August 2026, using the closing spot rate. The dividend is payable to shareholders on the register at the close of business on 14 August 2026, to be paid on 21 September 2026. The last day for DRIP elections is 28 August 2026.

Technical guidance update for FY 2026 P&L

●
One offs and Adjusting items excl. North America Transformation costs: c.$35-45m
●
North America Transformation costs1: c.$70m
●
P&L adjusted interest costs: c.$210-$220m, including $5-10m of hyper-inflation
●
Estimated Adjusted Effective Tax Rate: 25%-26%
●
Impact of FX2 within range of +$10m to +$15m

Cash

●
One-off and Adjusting items : c.$110m-$120m
●
Cash utilisation of provisions: c.$115-125m (primarily legacy termite cash payments)
●
Capex excluding right of use (ROU) asset lease payments: $190m-$200m
●
Cash interest: c.$200m-$210m
●
Cash tax payments: $110m-$125m
●
Anticipated spend on M&A in 2026 of c.$120m

1: Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBTA
2: Based on maintenance of current FX rates

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the period ended 30 June 2026

Unaudited six months to 30 June
		2026	2025
	Notes	$m	$m
Revenue	2	3,589	3,364
Operating expenses		(3,198)	(3,021)
Net impairment losses on financial assets	2	(44)	(39)
Profit on disposal of businesses		2	-
Operating profit	2	349	304
Finance income	3	43	24
Finance cost	4	(134)	(117)
Share of profit from associates net of tax		5	5
Profit before income tax		263	216
Income tax expense	5	(67)	(52)
Profit from continuing operations		196	164
Profit from discontinued operations1		-	24
Profit for the period		196	188
Profit for the period attributable to:
Equity holders of the Company		196	188
Non-controlling interests		-	-
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability		-	1
Items that are or may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		12	(182)
Net (loss)/gain on net investment hedge		(3)	165
Effective portion of changes in fair value of cash flow hedge		8	(21)
Cost of hedging		(2)	(1)
Tax related to items taken to other comprehensive income	5	1	12
Other comprehensive income for the period		16	(26)
Total comprehensive income for the period		212	162
Total comprehensive income for the period attributable to:
Equity holders of the Company		212	162
Non-controlling interests		-	-
Earnings per share:	6
From continuing operations
Basic (cents)		7.76	6.49
Diluted (cents)		7.73	6.47
From continuing and discontinued operations1
Basic (cents)	7.76	7.44
Diluted (cents)	7.73	7.41
1. Discontinued operations relate to the sale of the Workwear business in France to H.I.G. Capital which was completed on 30 September 2025. At 30 June 2025 the transaction was classified as a disposal group held for sale and a discontinued operation. Financial information in relation to the discontinued operations can be found in the 2025 Interim statement note 6 and in the 2025 Annual Report note B7.

Condensed Consolidated Balance Sheet At 30 June 2026

Unaudited At 30 June 2026			Audited At 31 December 2025
	Notes	$m	$m
Assets
Non-current assets
Intangible assets		8,857	8,917
Property, plant and equipment		443	445
Right-of-use assets		555	576
Investments in associated undertakings		44	41
Other investments		28	25
Deferred tax assets	5	49	55
Contract costs		354	337
Retirement benefit assets		12	6
Trade and other receivables		60	52
Derivative financial instruments	11	54	121
		10,456	10,575
Current assets
Other investments		-	2
Inventories		314	308
Trade and other receivables		1,259	1,151
Current tax assets		13	18
Derivative financial instruments	11	42	61
Cash and cash equivalents		2,471	2,319
		4,099	3,859
Liabilities
Current liabilities
Trade and other payables		(1,472)	(1,392)
Current tax liabilities		(60)	(61)
Provisions for liabilities and charges	12	(212)	(275)
Bank and other short-term borrowings		(1,944)	(1,411)
Lease liabilities		(164)	(171)
Derivative financial instruments	11	-	(5)
		(3,852)	(3,315)
Net current assets		247	544
Non-current liabilities
Other payables		(59)	(46)
Bank and other long-term borrowings		(3,601)	(4,156)
Lease liabilities		(379)	(392)
Deferred tax liabilities	5	(600)	(589)
Retirement benefit obligations		(31)	(27)
Provisions for liabilities and charges	12	(467)	(397)
Derivative financial instruments	11	(52)	(18)
		(5,189)	(5,625)
Net assets		5,514	5,494
Equity
Capital and reserves attributable to the Company’s equity holders
Share capital		41	41
Share premium		22	21
Other reserves		(931)	(946)
Retained earnings		6,384	6,380
Total equity attributable to the Company’s equity holders		5,516	5,496
Non-controlling interests		(2)	(2)
Total equity		5,514	5,494

Condensed Consolidated Statement of Changes in Equity For the period ended 30 June

Attributable to equity holders of the Company
Notes	Share capital $m	Share premium $m	Other reserves $m	Retained earnings $m	Non- controlling interests $m	Total equity $m
At 1 January 2025	41	20	(932)	6,166	(2)	5,293
Profit for the period	-	-	-	188	-	188
Other comprehensive income:
Remeasurement of net defined benefit liability	-	-	-	1	-	1
Net exchange adjustments offset in reserves	-	-	(182)	-	-	(182)
Net gain on net investment hedge	-	-	165	-	-	165
Net loss on cash flow hedge1	-	-	(21)	-	-	(21)
Cost of hedging	-	-	(1)	-	-	(1)
Tax related to items taken directly to other comprehensive income	-	-	-	12	-	12
Total other comprehensive income for the period	-	-	(39)	201	-	162
Transactions with owners:
Dividends paid to equity shareholders	7	-	-	-	(198)	-	(198)
Cost of equity-settled share-based payment plans		-	-	-	12	-	12
Tax related to items taken directly to equity	5	-	-	-	(3)	-	(3)
Movement in carrying value of put options		-	-	-	1	-	1
At 30 June 2025 (unaudited)		41	20	(971)	6,179	(2)	5,267
At 1 January 2026		41	21	(946)	6,380	(2)	5,494
Profit for the period		-	-	-	196	-	196
Other comprehensive income:
Net exchange adjustments offset in reserves		-	-	12	-	-	12
Net loss on net investment hedge		-	-	(3)	-	-	(3)
Net gain on cash flow hedge1		-	-	8	-	-	8
Cost of hedging		-	-	(2)	-	-	(2)
Tax related to items taken directly to other comprehensive income	5	-	-	-	1	-	1
Total other comprehensive income for the period		-	-	15	197	-	212
Transactions with owners:
Dividends paid to equity shareholders		-	-	-	(208)	-	(208)
Cost of equity-settled share-based payment plans		-	-	-	17	-	17
Gain on stock options		-	1	-	-	-	1
Tax related to items taken directly to equity	5	-	-	-	(2)	-	(2)
At 30 June 2026 (unaudited)		41	22	(931)	6,384	(2)	5,514
1. $8m net gain (2025: $21m net loss) on cash flow hedge includes a $7m loss (2025: $44m gain) from the effective portion of changes in fair value, and a $15m gain (2025: $65m loss) on reclassification to the income statement due to changes in foreign exchange rates.

Shares of $nil (2025: $nil) have been netted against retained earnings. This represents 6.5m (2025: 9.8m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 30 June 2026 was $37m (2025: $59m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

 Analysis of other reserves

	Capital reduction reserve $m	Merger relief reserve $m	Cash flow hedge reserve $m	Translation reserve $m	Cost of hedging $m	Total $m
At 1 January 2025	(3,146)	3,326	43	(1,155)		(932)
Net exchange adjustments offset in reserves	-	-	-	(182)	-	(182)
Net gain on net investment hedge	-	-	-	165	-	165
Net loss on cash flow hedge1	-	-	(21)	-	-	(21)
Cost of hedging	-	-	-	-	(1)	(1)

Total comprehensive income for the period	-	-	(21)	(17)	(1)	(39)
At 30 June 2025 (unaudited)	(3,146)	3,326	22	(1,172)	(1)	(971)
At 1 January 2026	(3,146)	3,326	12	(1,138)	-	(946)
Net exchange adjustments offset in reserves	-	-	-	12	-	12
Net loss on net investment hedge	-	-	-	(3)	-	(3)
Net gain on cash flow hedge1	-	-	8	-	-	8
Cost of hedging	-	-	-	-	(2)	(2)
Total comprehensive income for the period	-	-	8	9	(2)	15
At 30 June 2026 (unaudited)	(3,146)	3,326	20	(1,129)	(2)	(931)
1. $8m net gain (2025: $21m net loss) on cash flow hedge includes a $7m loss (2025: $44m gain) from the effective portion of changes in fair value, and a $15m gain (2025: $65m loss) on reclassification to the income statement due to changes in foreign exchange rates.

 Condensed Consolidated Cash Flow Statement For the period ended 30 June

Unaudited six months to 30 June
		2026	2025
	Note	$m	$m
Cash flows from operating activities
Operating profit from:
– Continuing operations		349	304
– Discontinued operations		-	35
Operating profit including discontinued operations		349	339
Adjustments for:
– Depreciation and impairment of property, plant and equipment		71	95
– Depreciation and impairment of leased assets		80	80
– Amortisation and impairment of intangible assets (excluding computer software)		97	97
– Amortisation and impairment of computer software		21	18
– Other non-cash items		23	13
Changes in working capital:
– Inventories		(8)	2
– Contract costs		(18)	(9)
– Trade and other receivables		(121)	(47)
– Trade and other payables and provisions		93	34
Interest received		74	81
Interest paid1		(184)	(188)
Income tax paid	5	(50)	(46)
Net cash flows from operating activities		427	469
Cash flows from investing activities
Purchase of property, plant and equipment		(61)	(108)
Purchase of intangible fixed assets		(29)	(28)

Proceeds from sale of property, plant and equipment		4	1
Acquisition of companies and businesses, net of cash acquired	8	(39)	(70)
Proceeds from disposal of businesses, net of tax paid		3	-
Dividends received from associates		1	-
Net cash flows from investing activities		(121)	(205)
Cash flows from financing activities
Dividends paid to equity shareholders	7	(208)	(198)
Capital element of lease payments		(94)	(94)
Cash inflow on settlement of debt-related foreign exchange forward contracts		52	30
Proceeds from new debt		493	1,232
Debt repayments		(584)	(700)
Net cash flows from financing activities		(341)	270
Net (decrease)/increase in cash and cash equivalents		(35)	534
Cash and cash equivalents at beginning of period		1,589	467
Exchange (loss)/gain on cash and cash equivalents		(13)	26
Cash and cash equivalents at end of the financial period		1,541	1,027
 1. Interest paid includes the interest element of lease payments of $15m (2025: $15m).

Notes to the Condensed Consolidated Financial Statements

1.
Basis of preparation and accounting policies

a)
General information

The Company is a public limited company incorporated in England and Wales and domiciled in the UK with listings on the London Stock Exchange and the New York Stock Exchange. The address of its registered office is Rentokil Initial plc, Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY.

The unaudited condensed consolidated interim financial statements for the six months ended 30 June 2026 (hereafter referred to as the condensed consolidated financial statements) was approved on 29 July 2026 for issue on 30 July 2026.

On page 68 and 69 of the 2025 Annual Report we set out the Group’s approach to risk management and on pages 70 to 75 we define the principal risks that are most relevant to the Group. These risks are described in detail and have mitigating actions assigned to each of them. In our view the principal risks remain unchanged from those indicated in the Annual Report 2025. A summary of the risks is laid out in the table below:

Principal risk	Summary of risk
Failure to integrate acquisitionsand execute disposals from continuing business
 The Group has a strategy that includes growth by acquisition and has acquired 14 businesses in H1 2026. These companies need to be integrated quickly and efficiently to minimise potential impact on the acquired business and the existing business

Failure to develop products and services that are tailored and relevant to local markets and market conditions
The Group operates across markets that are at different stages in the economic cycle, at varying stages of market development and have different levels of market attractiveness. We must be sufficiently agile to develop and deliver products and services that meet local market needs which allows us to meet our growth objectives and stay ahead in a highly competitive industry.

Failure to grow our business profitably in a changing macro-economic environment	The Group’s two core categories (Pest Control and Hygiene & Wellbeing) operate in a global macroeconomic environment that is subject to uncertainty and volatility.
Failure to mitigate against financial market risks	Our business is exposed to foreign exchange risk, interest rate risk, liquidity risk, counterparty risk and settlement risk.
Breaches of laws or regulations (including tax, competition and anti-trust laws)	As a responsible company we aim to comply with all laws and regulations that apply to our businesses across the globe.
Failure to ensure business continuity in case of a material incident	The Group needs to have resilience to ensure business can continue if impacted by external events, e.g. cyber attack, hurricane or terrorism.
Fraud, financial crime and loss or unintended release of personal data
Collusion between individuals, both internal and external, could result in fraud if internal controls are not in place and working effectively. The business holds personal data on colleagues, some customers and suppliers; unintended loss or release of such data may result in sanctions, fines and reputational risk.

Safety, health and the environment (SHE) and sustainability	The Company is responsible for minimising its environmental impact and ensuring the health and safety of its employees, customers, and other stakeholders in the workplace.
Failure to deliver consistently high levels of service to the satisfaction of our customers	Our business model depends on servicing the needs of our customers in line with internal high standards and to levels agreed in contracts.

These interim financial results do not comprise statutory accounts within the meaning of Section 435 of the Companies Act 2006, and should be read in conjunction with the Annual Report 2025. Those accounts have been audited and delivered to the registrar of companies. The report of the auditor was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

b)
Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with IAS 34 Interim Financial Reporting as contained in UK-adopted international accounting standards. The condensed consolidated financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2025 which have been prepared in accordance with UK-adopted International Accounting Standards and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards. The annual financial statements for the year ended 31 December 2025 and the condensed consolidated financial statements also comply fully with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB).

c)
Going concern
The Directors have prepared Board approved cash flow forecasts that demonstrate the Group has sufficient liquidity to meet its obligations as they fall due for at least 12 months from the date of approval of these condensed consolidated financial statements. The Directors have assessed a downside scenario which reflects a severe but plausible prolonged downturn, including a revenue decline of 20% for 12 months. This assessment has been prepared on the conservative assumption that the Group has no access to the debt capital markets to refinance maturing debt.

As part of their analysis, the Board considered mitigating actions at its discretion to further support liquidity, such as adjusting the level of M&A activity, reducing non-essential capital expenditure, and reviewing dividend payments. In addition to the above, the Directors also considered that the Group has the ability to extend or raise new financing, although this was not included in the modelling undertaken for the going concern assessment.

The analysis demonstrates that under the base case, the Group maintains headroom of at least c.$1.3bn throughout the period to September 2027, and c.$1.2bn under the severe but plausible downside scenario. This is before potential discretionary mitigations available, estimated to be c.$1.1bn.

Based on the above, the Directors have a reasonable expectation that the Group has adequate resources to continue in operation for at least 12 months from the signing date of these condensed consolidated financial statements. They therefore consider it appropriate to adopt the going concern basis in preparing these condensed consolidated financial statements.

d)
Foreign currency translation
Items included in the Financial Statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The condensed consolidated financial statements are presented in US dollars.

GBP balances were translated at a closing GBP/USD rate of 0.7544 (June 2025: 0.7290) and an average GBP/USD rate of 0.7439 (June 2025: 0.7706).

EUR balances were translated at a closing EUR/USD rate of 0.8760 (June 2025: 0.8497), and an average EUR/USD rate of 0.8561 (June 2025: 0.9183).

e)Standards, amendments, and interpretations to published standards that are mandatorily effective for the current year
Except as described below, the accounting policies applied in these condensed consolidated financial statements are the same as those applied in the Group’s consolidated financial statements for the year ended 31 December 2025.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2026:

●	amendments to IFRS 7 & IFRS 9 – Classification and Measurement of Financial Instrument and Power Purchase Agreements

The application of this amendment had no material impact on the disclosures of the amounts recognised in the Group’s condensed consolidated financial statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2025.

f)
New standards and interpretations not yet adopted
Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2026 reporting periods, and have not been adopted early by the Group

●	IFRS 18 – Presentation and disclosure in financial statements
●	IAS 21 – Translation to a Hyperinflationary Presentation Currency
●	IFRS 20 – Regulatory Assets and Regulatory Liabilities

IFRS 18 is effective for annual periods beginning on or after 1 January 2027 and will replace IAS 1 – Presentation of financial statements. It will introduce new requirements that are intended to help to achieve comparability of the financial performance of similar entities, and provide more relevant information and transparency to users. Even though IFRS 18 will not impact the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be pervasive; in particular those related to the statement of comprehensive income or loss, and providing management-defined performance measures within the financial statements.

IAS 21 is effective for annual periods beginning on or after 1 January 2027. The amendments clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one.

IFRS 20 is effective for annual periods beginning on or after 1 January 2029. It is a new IFRS Accounting Standard issued by the International Accounting Standards Board (IASB) which addresses situations where there is a timing difference between when a company provides regulated goods or services and when it is permitted to recover (or refund) the related amounts through customer rates. It requires regulated companies to recognise regulatory assets and liabilities so that financial statements reflect both the amount they are entitled to earn and the timing of recovery through regulated customer rates.

Management is currently assessing the detailed implications of applying the new standard on the Group’s consolidated financial statements.

2. Revenue recognition and operating segments Segment reporting

 Segment reporting
Segmental information has been presented in accordance with IFRS 8 Operating Segments. The Group’s operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (CODM) (the Chief Executive). The businesses within each operating segment operate in a number of different countries and sell services across two business segments with the workwear segment disposed of in the prior year.

Following the acquisition of Terminix, the majority of the Group’s activity is in North America. With effect from 1 January 2025, the Group’s reporting structure was changed to combine Europe incl. LATAM, UK & SSA, Pacific and Asia & MENAT regions into a single operating and reporting segment, International. The Chief Executive remains as CODM and reviews the results on a monthly basis for North America and International segments. All reporting to the Board is also done on this basis.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

The segment profit or loss measure that is regularly provided to the CODM is Adjusted Operating Profit.

Revenue and Profit

Six months ended 30 June	Revenue 2026 $m	Revenue 2025 $m	Operating profit 2026 $m	Operating profit 2025 $m
North America
Pest Control	2,133	2,044	385	348
Hygiene & Wellbeing	64	62	8	8
Sub-total North America	2,197	2,106	393	356
International2
Pest Control	835	749	169	153
Hygiene & Wellbeing	557	509	97	89
Sub-total International	1,392	1,258	266	242

Total	3,589	3,364	659	598
Central and regional overheads2	-	-	(103)	(85)
Restructuring costs	-	-	-	(2)
Revenue and Adjusted Operating Profit	3,589	3,364	556	511
One-off and adjusting items			(112)	(110)
Profit on disposal of businesses			2	-
Amortisation and impairment of intangible assets1			(97)	(97)
Operating profit			349	304
Finance income			43	24
Finance cost			(134)	(117)
Share of profit from associates net of tax			5	5
Profit before income tax			263	216
1.
Excluding computer software, which is included in our segment operating profit measure.
2.
H1 2025 central revenue of $7m was allocated to International Pest Control ($2m) and Hygiene & Wellbeing ($5m).

Analysis of revenue by type
Six months ended 30 June	Revenue 2026 $m	Revenue 2025 $m
Contract service revenue	2,523	2,371
Job work	770	730

Sales of goods	296	263
Total	3,589	3,364

Other segment items included in the Condensed Consolidated Statement of Profit or Loss and OCI are as follows:

Six months ended 30 June	Depreciation, amortisation and impairment 2026 $m	Net impairment losses on financial assets 2026 $m	Depreciation, amortisation and impairment 20251 $m	Net impairment losses on financial assets 2025 $m
North America	122	39	127	35
International	126	5	112	4
Central and regional	21	-	16	-
Total	269	44	255	39
1.
Depreciation, amortisation and impairment expense presented for 2025 is for continuing operations only. In the 6 months ended June 30 2025 $35m was recorded in relation to discontinued operations.

3.
Finance income

Six months ended 30 June	2026 $m	2025 $m
Bank interest received	24	11
Fair value gain on hedge ineffectiveness	17	-
Foreign exchange gain on translation of foreign assets/liabilities	-	12
Hyperinflation accounting adjustment	2	1
Total finance income	43	24

4.
Finance cost

Six months ended 30 June	2026 $m	2025 $m
Hedged interest payable on medium-term notes issued	81	50
Interest payable on bank loans and overdrafts1	7	18
Interest payable on RCF1	1	1
Interest payable on cross-currency and interest rate swaps2	23	26
Interest payable on leases	15	16
Amortisation of discount on provisions	7	5
Fair value loss on hedge ineffectiveness	-	1
Total finance cost	134	117
1.
Interest expense on financial liabilities held at amortised cost.
2.
Interest payable on cross-currency and interest rate swaps including coupon interest payable for the 6 months to 30 June was $25m (2025: $29m).

$2m has been reported in other comprehensive income due to hedge accounting (2025: $3m).

5.
Income tax

The analysis of the tax charge in the period is as follows:

Six months ended 30 June	2026 $m	2025 $m
Current tax charge	55	56
Adjustment in respect of previous periods	(2)	(1)

Total current tax	53	55
Deferred tax charge/(credit)	18	(3)
Deferred tax adjustment in respect of previous periods	(4)	-
Total deferred tax	14	(3)
Income tax charge1	67	52
 1. Income tax charge presented is exclusive of tax charge on discontinued operations of $nil (30 June 2025: $9m).

The income tax charge for the period has been calculated by applying the effective tax rate which is expected to apply to the Group for the year ended 31 December 2026 using rates substantively enacted by 30 June 2026. A separate effective income tax rate has been calculated for each jurisdiction in which the Group operates applied to the pre-tax profits for the interim period.

The reported tax rate for the period was 25.5% (June 2025: 24.2%). The Group’s adjusted ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items, and the net interest adjustments for the period was 25.7% (June 2025: 25.0%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (June 2025: 25.2%).

Total uncertain tax positions (including interest thereon) amounted to $45m as at 30 June 2026 (December 2025:
$44m, June 2025: $45m). Included within this amount is $5m (December 2025: $6m, June 2025: $6m) in respect of interest arising on tax provisions which is included in other payables.

Total tax payments for the period amounted to $50m (2025: continuing operations $43m; discontinued operations
$3m).

The Group is subject to Global Minimum Tax rules which aim to ensure all Group profits are taxed in each jurisdiction at a minimum rate of 15%. The additional top up tax charge for the Group is not expected to be significant, and for the 6 months to 30 June is expected to round to $nil (2025: less than $1m).

The movement on the deferred income tax account is as follows:

	Unaudited as at 30 June 2026 $m	Audited as at 31 December 2025 $m
Deferred Tax at 1 January	(534)	(595)
Exchange differences	-	(7)
Impact of business combinations & disposals	(2)	43
(Charged)/credited to the income statement	(14)	6
Credited to other comprehensive income	1	18
(Charged)/credited to equity	(2)	1
Deferred Tax at period end	(551)	(534)
Deferred taxation has been presented on the balance sheet as follows:
Deferred tax asset within non-current assets	49	55
Deferred tax liability within non-current liabilities	(600)	(589)
	(551)	(534)

A deferred tax asset of $37m is recognised in respect of UK losses (31 December 2025: $41m) carried forward at 30 June 2026. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. UK tax losses have been fully recognised as at 30 June 2026 as it is considered probable that future taxable profits will be available against which the tax losses can be offset.

At the balance sheet date the Group had tax losses of $386m (31 December 2025: $397m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses.

6.
Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Condensed Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares relate to the contingent issuable shares under the Group’s long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

For the calculation of diluted earnings per share, 401,970 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2026 (2025: 477,325).

Details of the calculation of earnings per share are set out below:

Six months ended 30 June	2026 $m	2025 $m
Profit attributable to equity holders of the Company from continuing operations	196	164
Profit attributable to equity holders of the Company from discontinued operations	-	24
Total profit attributable to equity holders of the Company	196	188
Weighted average number of ordinary shares in issue (million)	2,526	2,522
Adjustment for potentially dilutive shares (million)	9	9
Weighted average number of ordinary shares for diluted earnings per share (million)	2,535	2,531
Earnings per share for continuing operations
Basic earnings per share (cents)	7.76	6.49
Diluted earnings per share (cents)	7.73	6.47
Earnings per share for discontinued operations
Basic earnings per share (cents)	-	0.95
Diluted earnings per share (cents)	-	0.94
Total earnings per share
Basic earnings per share (cents)	7.76	7.44
Diluted earnings per share (cents)	7.73	7.41

7.
Dividends

Dividend distribution to the Company’s shareholders is recognised as a liability in the condensed consolidated financial statements in the period in which the dividends are approved by the Company’s shareholders. Interim dividends are recognised when paid.

Six months ended 30 June	2026 $m	2025 $m
2024 final dividend paid – 7.91 cents per share1	-	198
2025 final dividend paid – 8.24 cents per share	208	-
	208	198

1. Represented at exchange rate prevailing at AGM date (2024: 5.93 pence per share).

The directors have declared an interim dividend of 4.48 cents per share amounting to $113m payable on 21 September 2026 to shareholders on the register at close of business on 14 August 2026. The last day for DRIP elections is 28 August 2026. These interim financial statements do not reflect this dividend payable.

8.
Business combinations

During the period the Group purchased 100% of the share capital or trade and assets of 14 companies and businesses (2025: 18). An overview of the acquisitions in the year can be found under the ‘Good contributions from bolt-on M&A’ heading. The Group acquires companies and businesses as part of its growth strategy.

The total consideration in respect of these acquisitions was $37m (2025: $68m). The provisional fair values of assets and liabilities arising from acquisitions will be finalised within 12 months of the dates of acquisition.

Details of goodwill and the provisional fair value of net assets acquired in the period are as follows:

Six months ended 30 June	2026 $m	2025 $m
Purchase consideration
– Cash paid	26	55
– Deferred and contingent consideration	11	13
Total purchase consideration	37	68
Provisional fair value of net assets acquired	(22)	(19)
Goodwill from current period acquisitions	15	49

Deferred consideration of $5m and contingent consideration of $6m are payable in respect of the above acquisitions (2025: $7m and $6m respectively). Contingent consideration is payable based on a variety of conditions, including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the period, there were releases of deferred and contingent consideration liabilities not paid of $6m (2025: $10m).

The provisional fair values of assets and liabilities arising from acquisitions in the year are as follows:

Six months ended 30 June	2026 $m	2025 $m
Non-current assets
– Intangible assets1	24	19
– Property, plant and equipment	1	2
Current assets	9	3
Current liabilities	(6)	(2)
Non-current liabilities	(6)	(3)
Net assets acquired	22	19
 1. Includes $15m (2025: $19m) of customer lists and $9m (2025: $nil) of other intangibles.

 The cash outflow from current and past acquisitions is as follows:

Six months ended 30 June	2026 $m	2025 $m
Total purchase consideration	37	68
Consideration payable in future periods	(11)	(13)
Purchase consideration paid in cash	26	55
Cash and cash equivalents in acquired companies and businesses	(3)	-
Cash outflow on current period acquisitions	23	55
Deferred and contingent consideration paid	16	15
Cash outflow on current and past acquisitions	39	70

From the dates of acquisition to 30 June 2026, these acquisitions contributed $7m to revenue and $nil to operating profit (2025: $7m and $nil respectively) for continuing operations.

If the acquisitions had occurred on 1 January 2026, the revenue and operating profit of the Group, including discontinued operations, would have amounted to $3,596m and $350m respectively (2025: $3,542m and $341m respectively).

9.
Net debt

Net debt is used to assess the Group’s financial capacity. Net debt is not a measure defined by IFRS. Management defines net debt as the total of bank and other borrowings, lease liabilities, other investments, fair value of debt-related derivatives, and cash and cash equivalents (as presented in the Condensed Consolidated Balance Sheet).

Closing net debt comprises:

	Unaudited 30 June 2026 $m	Audited 31 December 2025 $m
Current
Cash and cash equivalents in the Condensed Consolidated Balance Sheet	2,471	2,319
Other investments	-	2
Fair value of debt-related derivatives	40	56
Bank and other short-term borrowings1	(1,944)	(1,411)
Lease liabilities	(164)	(171)
Non-current
Fair value of debt-related derivatives	2	103
Bank and other long-term borrowings2	(3,601)	(4,156)
Lease liabilities	(379)	(392)
Total net debt	(3,575)	(3,650)
1.
Bank and other short-term borrowings consist of $969m bond debt (31 December 2025: $587m), $930m overdraft (31 December 2025: $730m),
$25m loans (2025: $29m), and $20m bond accruals (31 December 2025: $65m).
2.
Bank and other long-term borrowings consist of $3,598m bond debt (31 December 2025: $4,155m) and $3m loans (31 December 2025: $1m).

Reconciliation of net change in cash and cash equivalents to net debt:
Six months ended 30 June	Opening 2026 $m	Cash flows $m	Non-cash (fair value changes, accruals and acquisitions) $m	Non-cash (foreign exchange, additions and other) $m	Closing 2026 $m
Bank and other short-term borrowings	(1,411)	584	(132)	(985)	(1,944)
Bank and other long-term borrowings	(4,156)	(493)	5	1043	(3,601)
Lease liabilities	(563)	109	(78)	(11)	(543)
Other investments	2	(2)	-	-	-
Fair value of debt-related derivatives	159	(81)	(4)	(32)	42
Gross debt	(5,969)	117	(209)	15	(6,046)
Cash and cash equivalents in the Condensed Consolidated Balance Sheet	2,319	152	-	-	2,471
Net debt	(3,650)	269	(209)	15	(3,575)

At 31 December 2025	Opening 2025 $m	Cash flows $m	Non-cash (fair value changes, accruals and acquisitions) $m	Non-cash (foreign exchange, additions and other) $m	Closing 2025 $m
Bank and other short-term borrowings	(1,460)	700	(65)	(586)	(1,411)
Bank and other long-term borrowings	(3,127)	(1,232)	-	203	(4,156)
Lease liabilities	(557)	223	(176)	(53)	(563)
Other investments	1	1	-	-	2
Fair value of debt-related derivatives	(32)	39	(58)	210	159
Gross debt	(5,175)	(269)	(299)	(226)	(5,969)
Cash and cash equivalents in the Consolidated Balance Sheet	1,158	1,161	-	-	2,319
Net debt	(4,017)	892	(299)	(226)	(3,650)

 The total cash outflow in borrowings of $91m (31 December 2025: $532m inflow) includes $493m proceeds from new debt (included in financing activities) (31 December 2025: $1,232m) and $584m debt repayment (included in financing activities) (31 December 2025: $700m).
 The derivatives cash inflow of $81m (31 December 2025: $39m outflow) includes $52m of cash received (31 December 2025: $9m cash paid) on cross-currency and interest rate swaps (included in financing activities) and $29m (31 December 2025: $30m paid) net interest received (included in operating activities).
 The cash outflow of $109m from lease liabilities (2025: $223m) includes $94m (31 December 2025: $192m) capital paid (included within financing activities) and $15m (31 December 2025: $31m) interest paid (included in operating activities).
 Fair value is equal to carrying value for all elements of net debt with the exception of bond debt which has a carrying value of $4,568m (31 December 2025: $4,748m) and a fair value of $4,606m (31 December 2025: $4,814m).

10.
Analysis of bank and bond debt
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.
The Group’s bank debt facilities comprise:

	Facility amount 30 June 2026 $m	Drawn 30 June 2026 $m	Headroom 30 June 2026 $m	Interest rate 30 June 2026%	Facility amount 31 December 2025 $m	Drawn 31 December 2025 $m	Headroom 31 December 2025 $m	Interest rate 31 December 2025%
Non-current
$1.0bn RCF due October 2029	1,000	-	1,000	0.14	1,000	-	1,000	0.14

 The Group has a committed $1.0bn revolving credit facility (RCF) which is available for cash drawings up to $1.0bn. The maturity date is October 2029. As at 30 June 2026 the facility was undrawn (31 December 2025: undrawn).

 Medium-term notes and bond debt comprises:

Bond interest coupon 30 June 2026	Effective hedged interest rate 30 June 2026	Bond interest coupon 31 December 2025	Effective hedged interest rate 31 December 2025

Current
€500m bond due May 2026	-	-	Fixed 0.875%	Fixed 2.73%
Non-current
€850m bond due June 2027	Fixed 3.875%	Fixed 4.98%	Fixed 3.875%	Fixed 4.81%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.18%	Fixed 0.500%	Fixed 2.17%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.87%	Fixed 4.375%	Fixed 4.55%
£400m bond due June 2032	Fixed 5.000%	Fixed 5.56%	Fixed 5.000%	Fixed 5.35%
$750m bond due April 20301	Fixed 5.000%	Fixed 5.29%	Fixed 5.000%	Fixed 5.20%
$500m bond due April 20311	Fixed 4.625%	Fixed 4.90%	-	-
$500m bond due April 20351	Fixed 5.625%	Fixed 5.78%	Fixed 5.625%	Fixed 5.73%
Average cost of bond debt at period-end rates		4.76%		4.38%

1. Bonds not in hedging relationship in 2025 and 2026.

On 2 March 2026, Rentokil Initial plc redeemed in full the €500m 0.875% Senior Unsecured Notes due 30 May 2026, at their principal amount together with accrued interest. The redemption was carried out in accordance with the terms and conditions of the notes.

On 20 April 2026, the Group issued a $500m 4.625% Senior Unsecured Note due 23 April 2031 under Rule 144A and Regulation S. The Notes are senior unsecured, and unconditionally and irrevocably guaranteed by Rentokil Initial plc.

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group’s hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in Euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

11.
Fair value estimation
All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1 –	unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 –	inputs other than quoted prices that are observable for the asset or liability, either directly as prices or indirectly through modelling based on prices; and
Level 3 –	inputs for the asset or liability that are not based on observable market data.
Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/ cross-currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	2	Discounted cash flow using weighted average cost of capital

Fair value assets 30 June 2026 $m		Fair value liabilities 30 June 2026 $m	Fair value assets 31 December 2025 $m	Fair value liabilities 31 December 2025 $m
Cross-currency swaps and interest rate swaps (level 2):
– net investment hedge	72	(11)	144	(10)
– cash flow hedge	23	-	29	(7)
– fair value hedge	-	(41)	4	(6)
Foreign exchange swaps (level 2):
– non-hedge	1	-	5	-
	96	(52)	182	(23)
Analysed as follows:
Current portion	42	-	61	(5)
Non-current portion	54	(52)	121	(18)
Derivative financial instruments	96	(52)	182	(23)
Contingent consideration (including put option liability) (level 3)		(64)		(70)
Analysed as follows:
Current portion		(30)		(49)
Non-current portion		(34)		(21)
Other payables		(64)		(70)

Certain interest rate swaps have been bifurcated to manage different foreign exchange risks. The interest rate swaps are shown on the balance sheet as net derivative assets of $96m (31 December 2025: $182m) and net derivative liabilities of $52m (31 December 2025: $23m).
Given the volume of acquisitions and the variety of inputs to the valuation of contingent consideration (depending on each transaction), there are not considered to be any changes in input that would have a material impact on the contingent consideration liability.

	Contingent consideration 30 June 2026 $m	Contingent consideration 31 December 2025 $m
At 1 January	70	94
Exchange differences	(1)	7
Acquisitions	6	13
Payments	(7)	(17)
Unused amount reversed	(6)	(25)
Revaluation of put option	2	(2)
At period end	64	70

Fair value is equal to carrying value for all other trade and other payables.

12.
Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

Future cash flows relating to these obligations are discounted when the effect is material. The effect of discounting environmental provisions and other provisions is not considered to be material due to the low level of expected future cash flows. Termite damage claim provisions and self-insurance provisions are discounted, and the majority of these provisions are held in the US. The discount rate used is based on US government bond rates, and for the period to 30 June 2026 was 4.20%–5.47% (31 December 2025: 3.94%–5.16%).

	Termite damage claims $m	Self-insurance $m	Environmental $m	Other $m	Total $m
At 1 January 2025	266	231	17	11	525
Exchange differences	-	-	-	2	2
Additional provisions	201	126	6	10	343
Used during the period	(95)	(89)	(3)	(12)	(199)
Unused amounts reversed	-	(2)	-	(3)	(5)
Acquisition of companies and businesses	-	-	-	2	2
Disposal of companies and businesses	-	-	(9)	-	(9)
Unwinding of discount on provisions	12	1	-	-	13
At 31 December 2025	384	267	11	10	672
At 1 January 2026	384	267	11	10	672
Additional provisions	47	44	-	9	100
Used during the period	(46)	(45)	(1)	(8)	(100)
Unwinding of discount on provisions	7	-	-	-	7
At 30 June 2026	392	266	10	11	679

	30 June 2026 Total $m	31 December 2025 Total $m
Analysed as follows:
Non-current	467	397
Current	212	275
Total	679	672

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical), customer churn rates, discount rates and inflation. Additional amendments may be necessary based on specific underlying facts of the particular legal claim as and when they develop. These provisions are expected to be substantially utilised within the next 15 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisors). It is reasonably possible, based on experience to date, that outcomes within the next financial year that are different from the assumption could require an adjustment to the carrying amount of the provision.

The Group’s provision relates to legacy customer claims (contracts from the period prior to the acquisition of Terminix), estimated at $364m (31 December 2025: $358m); and new customer claims, estimated at $28m (31 December 2025:
$26m). The sensitivity of the legacy claims liability balance to changes in the inputs is illustrated as follows:

●
Discount rate – The exposure to termite damage claims is largely based within the US, therefore measurement is based on US bond risk-free rates. During 2026, the calculated average life of a claim has decreased to a lifetime comparable to a 5 year bond and therefore management have adjusted the benchmark accordingly. Rates could move in either direction and management has modelled that an increase/decrease of 50 bps in yields would decrease/increase the provision by $10m (31 December 2025: $7m). Over the 6 months to 30 June 2026, relevant risk-free rate yields have increased 26 bps from 3.94% to 4.20% (12 months to 31 December 2025: decreased 54 bps).

●
Claim value – Claim value forecasts have been based on the latest available historical settled termite claims. Claims values are dependent on a range of inputs including, housing costs, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has used an average of claim costs for the last 12 months for non-litigated claims and 24 months for litigated claims, adjusted where necessary to account for ageing of claims, to determine an estimate for costs per claim. Fluctuations in input prices (e.g. timber prices), as have been experienced over recent years, means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in litigated claim values would increase/decrease the provision by c.$5m (31 December 2025: $5m) and an increase/decrease of 5% in non-litigated claim values would increase/decrease the provision by c.$9m (31 December 2025: $9m). Over the 6 months to 30 June 2026, costs per litigated claim rose by c.3% (12 months to 31 December 2025: rose 48%) and non-litigated costs rose by 8% (12 months to 31 December
2025: rose 8%).

●
Claim rate – Management has estimated claim rates based on historical incurred claims. Data has been captured, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group’s control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in litigated claim rates would increase/decrease the provision by c.$5m (31 December 2025: $5m) and an increase/decrease of 5% in non-litigated claim rates would increase/decrease the provision by c.$9m (31 December 2025: $9m) accordingly. Over the 6 months to 30 June 2026, litigated claim rates rose by 11% (12 months to 31
December 2025: rose 75%) and non-litigated claim rates rose by 6% (12 months to 31 December 2025:
fell 6%).

●
Customer churn rate – If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed to establish incidence curves for customer churn, and forward-looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and the performance of the Group. A 1% increase or decrease in customer churn rates, would decrease or increase the provision by $7m (31 December 2025: $13m), accordingly. On average over the last 10 years churn rates have moved by +/–c.2% per annum (31 December 2025: +/-2%).

●
Inflation rate – The exposure to termite damage claims is largely based within the US and therefore measurement is based on expected long term inflation trends. Settlement costs are driven by a number of factors as discussed in the claim cost section. Management has seen a trend that these costs have tracked above baseline US inflation rates and therefore a premium is taken to expected future inflation rates of 1% per annum. Rates could move in either direction and management has modelled that an increase/decrease of 50 bps would increase/decrease the provision by $5m (31 December 2025: $6m).

Self-insurance
The Group’s self-insurance provisions provide coverage for exposures related to the self-insured retention (SIR), or excesses/deductibles, mainly on General (Public) Liability, Third-Party Automobile Liability and Workers’ Compensation policies. In order to help mitigate the cost of external insurance, the Group self-insures a level of cover on its major insurance policies. At 30 June 2026, the Group recognised provisions of $266m (31 December 2025: $267m) in relation to these risks, and the Group retains the primary obligation for these matters. External actuaries are used to help management estimate the provisions held. Due to the nature of the claims, the timing of utilisation of these provisions is uncertain.
Based on confirmed insurance coverage, and management’s assessment that reimbursement is virtually certain, a separate reimbursement asset of $49m (31 December 2025: $43m) is recognised within Other Receivables. The reimbursement asset is not offset against the related provision in accordance with IAS 37.53.

Environmental
The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Other
Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also include costs relating to onerous contracts and property dilapidation settlements. Existing provisions are expected to be substantially utilised within the next five years.
Other information

Other information

Use of Non-IFRS Measures

Reconciliation of non-IFRS measures to the nearest IFRS measure
The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believes that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance in the year from activities that will contribute to future performance. The Group’s internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. Other companies may use similarly labelled measures which are calculated differently from the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on these non-IFRS measures.
The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure. All non-IFRS measures exclude discontinued operations unless explicitly stated otherwise.

Constant exchange rates (CER)
Given the international nature of the Group’s operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into US dollar (the presentation currency of the Group).
In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates. CER is calculated by translating prior year reported numbers at the average exchange rates for the current year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used to calculate CER in the six months ended 30 June 2026 are
$/€0.8561 and $/£0.7439.

Comparisons are to the six months ended 30 June 2025 unless otherwise stated.

Organic Revenue Growth
Acquisitions are a core part of the Group’s growth strategy. The Organic Revenue Growth measures (absolute and percentage) are used to help investors and management understand the underlying performance of the business, by identifying Organic Revenue Growth excluding the impact of Acquired Revenue. This approach isolates changes in performance of the Group that take place under the Company’s stewardship, and thereby reflects the potential benefits and risks associated with owning and managing a professional services business.
Organic Revenue Growth is calculated based on year-over-year revenue growth at CER to eliminate the effects of movements in foreign exchange rates.
Acquired Revenue represents a 12-month estimate of the increase in Group revenue from each business acquired. Acquired Revenue is calculated as: (a) the revenue from the acquisition date to the year end in the year of acquisition in line with IFRS 3; and (b) the pre-acquisition revenues from 1 January up to the acquisition date in the year of acquisition. The pre-acquisition revenue is based on the previously reported revenues of the acquired entity and is considered to be an estimate.
In the year a business is acquired, all of its revenue reported under (a) above is classified as non-organic growth. In the subsequent first full financial year after acquisition, Organic Revenue Growth is calculated for each acquisition as the reported revenue less Acquired Revenue.
At a Group level, calculating Organic Revenue Growth therefore involves isolating and excluding from the total year-over-year revenue change: (i) the impacts from foreign exchange rate changes; (ii) the growth in revenues that have resulted from completed acquisitions in the current period; and (iii) the estimate of pre-acquisition revenues from each business acquired. The sum of (ii) and (iii) is equal to the total Acquired Revenues for all acquisitions. The calculated Organic Revenue is expressed as a percentage of prior year revenue. Prior year revenue is not ‘pro-forma’ adjusted in the calculation, as any such estimated adjustments would have an immaterial impact.
If an acquisition is considered to be a material transaction, the above calculation is amended in order to give a
‘pro-forma’ view of any Organic Revenue Growth for the full financial year in the year of acquisition, as if the acquisition had been part of the Group from the beginning of the prior year. The pro-forma calculation is completed using pre-acquisition revenues to normalise current and prior periods as shown in the table below. These revenue normalisations are considered estimates, and ensure that the potentially larger Organic Revenue Growth is measured over a denominator that includes the material acquisition.
While management believes that the methodology used in the calculation of Organic Revenue is representative of the performance of the Group, the calculations may not be comparable with similarly labelled measures presented by other publicly traded companies in similar or other industries.

Six months ended 30 June	North America $m	International $m	Total $m
2025 Revenue	2,106	1,258	3,364
2025 Exchange differences	2	67	69
2025 Revenue (at 2026 CER)	2,108	1,325	3,433
2025 Revenue from closed businesses1	-	(4)	(4)
Normalised 2025 Revenue (at 2026 CER) – base for Organic Revenue Growth percentage	2,108	1,321	3,429
Revenue from 2026 acquisitions (at 2026 CER)²	-	7	7
Revenue from 2025 acquisitions (at 2026 CER)³	10	15	25
2026 Revenue from disposed and closed businesses1	-	3	3
Organic Revenue Growth 2026 (at 2026 CER)4	79	46	125
2026 Revenue (at AER)	2,197	1,392	3,589
Organic Revenue Growth %	3.7%	3.5%	3.6%
1.
The adjustment removes revenue for the 6 months ended 30 June 2025 and 6 months ended 30 June 2026 from the Benelux specialist hygiene business, disposed of with effect 30 April 2026.
2.
Revenue from completed acquisitions in the current period.
3.
Estimate of revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group’s ownership.
4.
Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group’s continuing operations as at 30 June 2025, excluding businesses closed or disposed of in footnote 1 above.

Six months ended 30 June	North America $m	International $m	Total $m
2024 Revenue	2,067	1,199	3,266
2024 Exchange differences	-	63	63
2024 Revenue (at 2026 CER)	2,067	1,262	3,329
2024 Revenue from closed businesses1	(18)	(4)	(22)
Normalised 2024 Revenue (at 2026 CER) – base for Organic Revenue Growth percentage	2,049	1,258	3,307
Revenue from 2025 acquisitions (at 2026 CER)2	4	4	8
Revenue from 2024 acquisitions (at 2026 CER)3	33	27	60
2025 Revenue from disposed and closed businesses1	-	4	4
Organic Revenue Growth 2025 (at 2026 CER)4	22	32	54
Exchange differences	(2)	(67)	(69)
2025 Revenue (at AER)	2,106	1,258	3,364
Organic Revenue Growth %	1.1%	2.6%	1.6%

1.
The adjustment removes revenue from 1 January 2024 to 31 March 2024 from the Paragon distribution business, closed with effect from 1 April 2024 and revenue for the 6 months ended 30 June 2025 and 6 months ended 30 June 2026 from the Benelux specialist hygiene business, disposed with effect 30 April 2026

2.
Revenue from completed acquisitions in the current period.
3.
Estimate of revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group’s ownership.
4.
Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 30 June 2024, excluding businesses closed or disposed of in footnote 1 above.

Adjusted expenses and profit measures
Adjusted expenses and profit measures are used to give investors and management a further understanding of the underlying profitability of the business over time by stripping out income and expenses that can distort results due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:
●
amortisation and impairment of intangible assets (excluding computer software);
●
profit/(loss) on disposal of businesses;
●
one-off and adjusting items; and
●
net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories.

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, material gains or losses on disposal of fixed assets, adjustments to legacy environmental and legacy termite liabilities, and payments or receipts as a result of legal disputes. The profit or loss on disposal or closure of a business has been presented separately. An analysis of one-off and adjusting items is set out below.

Net interest adjustments are other non-cash, or one-off and adjusting accounting gains and losses, that can cause material fluctuations and distort understanding of the performance of the business, such as amortisation of discount on legacy provisions and gains and losses on hedge accounting.

Adjusted expenses are one-off and adjusting items, and Adjusted Interest. Adjusted profit measures used are Adjusted Operating Profit, Adjusted Profit Before and After Tax, and Adjusted EBITDA. Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

One-off and adjusting items
An analysis of one-off and adjusting items is set out below.

Six months ended 30 Jun	One-off and adjusting items cost/(income) $m	One-off and adjusting items tax impact $m	One-off and adjusting items cash (outflow)/inflow $m
2025
Acquisition and integration costs	5	(1)	(7)
Termite provision movement	79	(20)	-
North America transformation costs	30	(8)	(35)
Other	(4)	1	(6)
Total	110	(28)	(48)
2026

Acquisition and integration costs	4	(1)	(8)
Termite provision movement	44	(11)	-
North America transformation costs	38	(10)	(39)
International transformation costs	9	(2)	(8)
Other	17	(5)	(15)
Total	112	(29)	(70)

Adjusted Interest
Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy provisions and foreign exchange and hedge accounting ineffectiveness).

Six months ended 30 June	2026 $m	2025 $m
Finance cost	134	117
Finance income	(43)	(24)
Add back:
Amortisation of discount on legacy provisions	(6)	(6)
Foreign exchange and hedge accounting ineffectiveness	17	11
Adjusted Interest	102	98

Adjusted Operating Profit
Adjusted Operating Profit is calculated by adding back profit on disposal of businesses, one-off and adjusting items, profit/(loss) on disposal of businesses, and amortisation and impairment of intangible assets to operating profit.

Six months ended 30 June	2026 $m	2025 $m
Operating profit	349	304
Add back:
Profit on disposal of businesses	(2)	-
One-off and adjusting items	112	110
Amortisation and impairment of intangible assets1	97	97
Adjusted Operating Profit	556	511
1. Excluding computer software.

Adjusted Profit Before and After Tax
Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, profit/(loss) on disposal of businesses, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit after tax.

Six months ended 30 June 2026

IFRS measures $m		Net interest adjustments $m	Profit on disposal of businesses $m	One-off and adjusting items $m	Amortisation and impairment of intangibles $m	Non-IFRS measures $m
Profit before income tax	263	(11)	(2)	112	97	459	Adjusted Profit Before Tax
Income tax expense	(67)	3	-	(29)	(25)	(118)	Tax on Adjusted Profit
Profit for the period	196	(8)	(2)	83	72	341	Adjusted Profit After Tax

Six months ended 30 June 2025
IFRS measures $m		Net interest adjustments $m	One-off and adjusting items $m	Amortisation and impairment of intangibles $m	Non-IFRS measures $m
Profit before income tax	216	(5)	110	97	418	Adjusted Profit Before Tax
Income tax expense	(52)	1	(28)	(25)	(104)	Tax on Adjusted Profit
Profit for the period	164	(4)	82	72	314	Adjusted Profit After Tax
1. Excluding computer software.

EBITDA and Adjusted EBITDA
EBITDA is calculated by adding back finance income, finance cost, share of profit from associates net of tax, income tax expense, depreciation, amortisation and impairment of intangible assets excluding computer software and other non-cash expenses to profit for the year. Adjusted EBITDA is calculated by adding back one-off and adjusting items and profit/(loss) on disposal of businesses to EBITDA.

Six months ended 30 June	2026 $m	2025 $m
Profit for the period	196	164
Add back:
Finance income	(43)	(24)
Finance cost	134	117
Share of profit from associates net of tax	(5)	(5)
Income tax expense	67	52
Depreciation	172	158
Other non-cash expenses	17	17
Amortisation and impairment of intangible assets1	97	97
EBITDA	635	576
Profit on disposal of businesses	(2)	-
One-off and adjusting items	112	110
Adjusted EBITDA	745	686
EBITDA attributable to discontinued operations	-	70
EBITDA for the Group	635	64
Adjusted EBITDA attributable to discontinued operations	-	70
Adjusted EBITDA for the Group including discontinued operations	745	756
1.Excluding computer software.

Adjusted Earnings Per Share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, and is explained in Note 6. Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue and is shown below.
For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group’s potentially dilutive ordinary shares are explained in Note 6.

Six months ended 30 June	2026 $m	2025 $m
Profit attributable to equity holders of the Company	196	164
Add back:
Net interest adjustments	(11)	(5)
Profit on disposal of businesses	(2)	-
One-off and adjusting items	112	110
Amortisation and impairment of intangibles1	97	97
Tax on above items2	(51)	(52)
Adjusted profit attributable to equity holders of the Company	341	314
Weighted average number of ordinary shares in issue (million)	2,526	2,522
Adjustment for potentially dilutive shares (million)	9	9
Weighted average number of ordinary shares for diluted earnings per share (million)	2,535	2,531
Basic Adjusted Earnings Per Share (cents)	13.50	12.46
Diluted Adjusted Earnings Per Share (cents)	13.45	12.41

1.
Excluding computer software.

2.
The tax effect on add-backs is as follows: one-off and adjusting items $29m (2025: $28m); amortisation and impairment of intangibles $25m (2025:
$25m); net interest adjustments $(3)m (2025: $(1)m); and, profit on disposal of businesses $nil (2025: $nil).

Adjusted cash measures
The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Free Cash Flow
Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items, and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. Free Cash Flow is used by management for incentive purposes and is a measure shared with and used by investors.
A reconciliation of net cash flows from operating activities in the Condensed Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below.

Six months ended 30 June	2026 $m	2025 $m
Net cash flows from operating activities	427	412
Purchase of property, plant, equipment	(61)	(62)
Purchase of intangible assets	(29)	(27)
Capital element of lease payments and initial direct costs incurred	(94)	(90)
Proceeds from sale of property, plant, equipment and software	4	1
Cash impact of one-off and adjusting items	70	48

Dividends received from associates	1	-
Free Cash Flow	318	282
Free Cash flow attributable to discontinued operations	-	6
Free Cash Flow for the Group including discontinued operations	318	288

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion
Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through other comprehensive income. Product development additions are adjusted due to their variable size and non-underlying nature. Net investment hedge cash interest through other comprehensive income is adjusted because the cash relates to an item that is not recognised in Adjusted Profit After Tax.

Six months ended 30 June	2026 $m	2025 $m
Free Cash Flow	318	282
Product development additions	6	6
Net investment hedge cash interest through Other Comprehensive Income	2	3
Adjusted Free Cash Flow (a)	326	291
Adjusted Profit After Tax (b)	341	314
Free Cash Flow conversion (a/b)	95.7%	92.6%
Free Cash Flow conversion attributable to discontinued operations	-	31.6%
Free Cash Flow conversion for the Group including discontinued operations	95.7%	89.1%

The nearest IFRS-based equivalent measure to Adjusted Free Cash Flow Conversion would be Cash Conversion, which is shown in the table below to provide a comparison in the calculation. Cash Conversion is calculated as net cash flows from operating activities divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information for investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

Six months ended 30 June	2026 $m	2025 $m
Net cash flows from operating activities (a)	427	412
Profit attributable to equity holders of the Company (b)	196	171
Cash Conversion (a/b)	217.9%	240.9%
Cash Conversion attributable to discontinued operations	-	237.5%
Cash Conversion for the Group including discontinued operations	217.9%	240.5%

Adjusted Effective Tax Rate (Adjusted ETR)
Adjusted Effective Tax Rate is used to show investors and management the rate of tax applied to the Group’s Adjusted Profit Before Tax. The measure is calculated by dividing Adjusted Income Tax Expense by Adjusted Profit Before Tax, expressed as a percentage.

Six months ended 30 June	2026 $m	2025 $m
Income tax charge	67	52
Tax adjustments on:
Amortisation and impairment of intangible assets1	25	25
Net interest adjustments	(3)	(1)
One-off and adjusting items	29	28
Adjusted Income Tax Charge (a)	118	104
Adjusted Profit Before Tax (b)	459	418
Adjusted Effective Tax Rate (a/b)	25.7%	25.0%
1.Excluding computer software.

The Group’s effective tax rate (ETR) for the period on reported profit before tax was 25.5% (June 2025: 24.2%). The Group’s adjusted ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items, and the net interest adjustments for the period was 25.7% (June 2025: 25.0%). This compares with a blended rate of tax for the countries in which the Group operates of 25.3% (June 2025: 25.2%).
The Group’s tax charge and Adjusted ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

Legal statements
The financial information for the six month period ended 30 June 2026 contained in this interim announcement has been approved by the Board on 29 July 2026 and authorised for release on 30 July 2026.

These condensed consolidated interim financial statements do not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year 31 December 2025 were approved by the Board of Directors and authorised for release on 5 March 2026 and delivered to the Registrar of Companies. The report of the auditors on those accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The directors of Rentokil Initial plc are listed in the Rentokil Initial plc Annual Report for 31 December 2025. A list of the current directors is maintained on the Rentokil Initial website: rentokil-initial.com.

Responsibility statement of the directors in respect of the 2026 interim statement

We confirm that to the best of our knowledge:

●
the condensed set of financial statements prepared in accordance with IAS 34, ‘Interim Financial Reporting’, as adopted in the UK (IAS 34), gives a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and its subsidiaries included in the consolidation as a whole as required by DTR
 4.2.4R; and

●
the interim management report includes a fair review of the information required by DTR 4.2.7R of the Disclosure Guidance and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year.

We have reviewed and found that we have nothing to report in relation to the requirements of DTR 4.2.8R of the Disclosure Guidance and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the entity during that period; and any changes in the related party transactions described in the last annual report that could do so.

By Order of the Board

Mike Duffy
Chief Executive 30 July 2026
Independent review report to Rentokil Initial plc

Report on the condensed consolidated interim financial statements

Our conclusion

We have reviewed Rentokil Initial plc’s condensed consolidated interim financial statements (the “interim financial statements”) in the 2026 Interim Results of Rentokil Initial plc for the 6 month period ended 30 June 2026 (the “period”).

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

The interim financial statements comprise:

●
the Condensed Consolidated Balance Sheet as at 30 June 2026;
●
the Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income for the period then ended;
●
the Condensed Consolidated Statement of Changes in Equity for the period then ended;
●
the Condensed Consolidated Cash Flow Statement for the period then ended; and
●
the explanatory notes to the interim financial statements.

The interim financial statements included in the 2026 Interim Results of Rentokil Initial plc have been prepared in accordance with UK adopted International Accounting Standard 34, ‘Interim Financial Reporting’ and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority.

Basis for conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom (“ISRE (UK) 2410”). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the 2026 Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review
Our responsibilities and those of the directors

The 2026 Interim Results, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the 2026 Interim Results in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority. In preparing the 2026 Interim Results, including the interim financial statements, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the 2026 Interim Results based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report.

Use of this report

This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom’s Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants London
30 July 2026

Cautionary statement
In order to utilise the ‘safe harbour’ provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”) and the general doctrine of cautionary statements, Rentokil Initial plc (“the Company”) is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward- looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial’s intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities (“Rentokil Initial” or “the Group”), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates.
Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group’s ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group’s disposals; difficulties in integrating, streamlining and optimising the Group’s IT systems, processes and technologies, including artificial intelligence technologies; the Group’s ability to attract, retain and develop key personnel to lead the Group’s business; the availability of a suitably skilled and qualified labour force to maintain the Group’s business; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group’s IT systems or data security procedures and those of the Group’s third-party service providers; inflationary pressures, such as increases in wages, fuel prices and other operating costs; weakening general economic conditions, including changes in the global job market or decreased consumer confidence or spending levels, especially as they may affect demand from the Group’s customers; the Group’s ability to implement its business strategies successfully, including achieving its growth objectives; the Group’s ability to retain existing customers and attract new customers; the highly competitive nature of the Group’s industries; extraordinary events that impact the Group’s ability to service customers without interruption due to a material incident, including a loss of its third-party distributors; the impact of environmental, social and governance (“ESG”) matters, including those related to climate change and sustainability, on the Group’s business, reputation, results of operations, financial condition and/or prospects; supply chain issues, which may result in product shortages, cost increases or other disruptions to the Group’s business; the Group’s ability to protect its intellectual property and other proprietary rights that are material to the Group’s business; the Group’s reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default, fraudulent activity or litigation; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes and the risk of related litigation; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group’s ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security, and any litigation (including class action claims and lawsuits) related to such actual or perceived failures; the identification of material weaknesses in the Group’s internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing the Group’s indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group’s debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group’s debt; and exchange rate fluctuations and the impact on the Group’s results or the foreign currency value of the Company’s ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group’s actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

The Company makes no guarantee in relation to the trends in the management of termite damage claims. Additionally, the Company makes no guarantee that its operational improvement plans will mitigate against or reduce the number of termite damage claims (litigated and non-litigated) against the Company nor that these plans will reduce the ongoing cost to resolve such claims.

Additional information concerning these and other factors can be found in Rentokil Initial’s filings with the U.S.

Securities and Exchange Commission (“SEC”), which may be obtained free of charge at the SEC’s website, http:// www.sec.gov, and Rentokil Initial’s Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this communication is intended to be a profit forecast and no statement in this communication should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure; rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. Non-IFRS measures presented also include Organic Revenue Growth, One-off and adjusting items, Adjusted Interest, Adjusted Operating Profit, Adjusted Profit Before and After Tax, Adjusted EBITDA, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion and Adjusted Effective Tax Rate. Definitions for these measures can be found under the Use of Non-IFRS measures section of the financial statements. The Group’s internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 July 2026	RENTOKIL INITIAL PLC
/s/ Rachel Canham
Name: Rachel Canham
Title: Group General Counsel and Company Secretary

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